MONTHLY REPORT - OCTOBER, 2009

                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  4,045,874    (90,583,709)

      Change in unrealized gain (loss) on open     (29,126,127)     1,938,160
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                0              0
         obligations
      Change in unrealized gain (loss) from U.S.        (9,316)    (6,446,780)
         Treasury obligations

   Interest income                                     390,166      9,854,155

   Foreign exchange gain (loss) on margin             (137,145)       496,987
      deposits
                                                  ------------    -----------
Total: Income                                      (24,836,548)   (84,741,187)

Expenses:
   Brokerage commissions                             4,953,817     53,510,669

   Management fee                                        1,962          3,703

   20.0% New Trading Profit Share                       (7,147)        33,046

   Custody fees                                              0        151,133
   Administrative expense                              239,989      2,371,161
                                                 ---------------  -------------
Total: Expenses                                      5,188,621     56,069,712

Net Income (Loss) - October, 2009                $ (30,025,169)  (140,810,899)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (748,785.563       $ 10,916,546     907,643,501   918,560,047
   units) at September 30, 2009
Addition of 182.537 units on                  0         223,218       223,218
   October 1, 2009
Redemption of 8,262.613 units on             (0)     (9,801,938)   (9,801,938)
   October 31, 2009+
Net Income (Loss) - October, 2009      (299,927)    (29,725,242)  (30,025,169)
                                   ------------  --------------  ------------
Net Asset Value at October 31,
2009 (740,918.678 units inclusive
of 213.191 additional units	   $ 10,616,619     868,339,539   878,956,158
                 	           ============  ==============  ============

		  GLOBAL MACRO TRUST SEPTEMBER 2009 UPDATE

           September  Year to Date     Net Asset                   Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------  -----------  -------------
Series 1   (3.30)%      (13.47)%      $ 1,186.30     739,934.662  $ 877,782,182
Series 3   (2.33)%        1.03 %*       1,193.05         984.016      1,173,976

* Year to Date ROR for the Series 3 units is from September 1, 2009, the date such units were first issued.

+ Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust






   			    Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



                                 November 9, 2009


Dear Investor:

The Trust's performance was negative in October. Commodity and stock index futures trading were unprofitable, while currency and interest rate futures trading were approximately flat.

The uptrend in global equity markets ran into resistance in late October as market participants seemed to believe that equity gains were running ahead of growth fundamentals. This triggered some profit taking. Losses on long index positions in most European countries, the U.S., Canada, Korea, Taiwan, and Japan outweighed gains on long index positions in China, Hong Kong, South Africa, and Sweden.

Agricultural products were the poorest performers in the commodity sector. Wheat prices increased as concerns arose that frost and drought might reduce the crop in Australia, the world's fourth biggest exporter. Consequently, short wheat positions generated losses. Short positions in corn, soybean oil, coffee and live hogs were also unprofitable. Sugar prices, which had been pushed to 30-year highs due to fears about production shortfalls from both India and Brazil, receded somewhat in October and long sugar positions resulted in losses. Energy sustained a small loss on long positions in WTI crude oil, heating oil and London gas oil as some of the run-up in energy prices was retraced. Metals were marginally profitable as profits on long positions in gold and zinc outweighed losses on long positions in nickel and silver.

In the currency sector, trading versus the dollar was marginally unprofitable and cross rate trading marginally profitable. Short dollar positions versus the Australian, Russian and Singapore currencies were profitable, while short dollar positions versus the Canadian, Columbian, Czech and South African currencies were unprofitable. Long positions in the Australian dollar versus the Canadian dollar and euro were profitable, while short euro positions versus Czech, Hungary, Turkey and New Zealand currencies were unprofitable.

In the interest rate sector, short-term rates continued to decline and long positions in eurodollar, short sterling and U.S. Treasury 2-year note futures were profitable, but long-term maturities sold off as concerns over loose monetary policy and future inflation crept into the market. Losses were sustained on long positions in Japanese, Canadian, German and British 10-year bonds.

					Very truly yours,

					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman